Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Supplement Dated October 1, 2014

This supplement updates and amends certain information contained in your current variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with the applicable Contract Prospectus and Contract Prospectus Summary for future reference.

_____

Important Information about the VY MFS Utilities Portfolio

As a result of mergers that occurred in July, the VY MFS Utilities Portfolio (Class S) merged into the Voya Large Cap Value Portfolio (Class I) and all individuals/participants that had money invested in VY MFS Utilities Portfolio had their investment moved to Voya Large Cap Value Portfolio. The VY MFS Utilities Portfolio is no longer available as an investment option under the Contract.

Information in your Contract Prospectus and Contract Prospectus Summary regarding the fund referenced above is changed accordingly.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.**